GLOBAL CONDIMENTS, INC

415 East Calder Way
State College, PA
(814) 237-0134

June 14, 2010

Mr. H. Christopher Owings
Mr. Milwood Hobbs
Mr. James Allegretto
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Global Condiments, Inc.
Registration Statement on Form S-1
File No. 333-164285

Dear Mr. Owings, Mr. Hobbs and Mr. Allegretto:

Following are responses to your comment letter dated February 4, 2010.

Registration Statement Cover Page

1)	Question
Please indicate the amendment number on the cove page.  Refer to rule 470 of the Securities Act.

Answer
We note your comment and have included the amendment number on the cover page.

Prospectus Summary – Our Company, page 2

2)	Question
We note your response to comment 5 in our letter dated February 4, 2010.  Please clarify in this section that you are a holding company, and that operations are conducted through your wholly owned subsidiary, Herlocher Foods online, LLC.  Briefly describe the operations of HFO.  For example, where you state you are an internet wholesaler, clarify whether your operations consist of distributing Herlocher Foods, Inc.’s products to consumers and retailers at wholesale process, as you state on page 11.  Also clearly state that Herlocher Foods, Inc. is a related party and a private company.

Answer
We note your comment and have included the disclosure in the summary that we are a holding company.  We have clarified that we are an Internet Wholesaler and Retailer and have amended other sections to be consistent.  We also have disclosed that our operations consist of distributing products purchased from Herlocher Foods, Inc., a related party.

Risk Factors, page 3

3)	Question
We note your disclosure on page 10 in response to comment 6 in our letter dated February 4, 2010.  Please include a risk factor that describes your dependence on Herlocher Foods, Inc., including as a sole supplier.

Answer We have included a risk factor addressing our dependence on Herlocher Foods, Inc.

The Company purchases 100% of its products from Herlocher Foods, Inc. making Herlocher Foods, Inc. its sole supplier.

As disclosed in the “Description of Business” Herlocher Foods, Inc. is our sole supplier.  We do not have control over pricing from Herlocher Foods, Inc., nor can we guarantee availability of product.   However, Herlocher Foods, Inc., and HFO do not have an agreement in place where HFO is named as the sole distributor of Herlocher Foods, Inc. products, nor is there an agreement in place where Herlocher Foods, Inc. is the exclusive supplier to HFO.

We have a limited operating history, page 3

4)	Question
Please revise the third sentence to reflect that you have a deficit of $10,078.

Answer
We have changed the third sentence to say, “Our accumulated deficit from operations through March 31, 2010 was $20,024” as we updated our financial statements through March 31, 2010.

The Officer of the Company involved in other companies…, page 6
5)	Question
We note your response to comment 4 in our letter dated February 4, 2010.  Please clarify, if true, that your sole officer and his father own Herlocher Foods, Inc., a private corporation, and Herlocher Foods Inc. is Global Condiments sole supplier.  We also note your disclosure in the notes to the financial statements that cost of goods sold consists primarily of product purchased from Herlocher Foods, Inc.  Please disclose the conflicts of interest that may arise in purchasing these products from a related party.

Answer
We have revised this risk factor and have included disclosure that Herlocher Foods, Inc. is a private corporation; that GLOBAL’s sole officer owns 49% and his father 51% of Herlocher Foods, Inc.; and disclosed some of the conflicts of interest that may arise in purchasing these products from a related party.

Description of Business, page 10

6)	Question
We note your response to comment 5 of our letter dated February 4, 2010.  We further note your disclosure that Charles C. Herlocher II owns 93% of Herlocher Foods Online, Inc.  However, this information conflicts with your disclosure elsewhere in the filing, including the notes to the financial statements, that HFO is the wholly owned subsidiary of Global Condiments, Inc.  It appears from the Principal Shareholders section on page 19 that Mr. Herlocher owns 93% of Global Condiments, Inc.  Please revise.

Answer
We have amended out disclosure to accurately reflect that Mr. Herlocher owns 93% of GLOBAL.

Interests of Management and Others in Certain Transactions, page 18

7)	Question
We note your response to comment 13 in our letter dated February 4, 2010.  However, it appears that Mr. Herlocher is a promoter since he has taken initiative in founding and organizing the business the company.  Refer to the definition in Rule 405 of the Securities Act.  Please revise the second paragraph accordingly.

Answer
We have amended the second paragraph accordingly to state that Mr. Herlocher, under Rule 405 of the Securities Act, is a Promoter.

8)	Question
Please provide all related party transactions during the past three, rather than two, fiscal years.  See Instruction 1 to Item 404 of Regulation S-K.

Answer
We note your comment and have disclosed all related party transactions for the last three fiscal years.

Consolidated Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page F-17

9)
We note your response to comment 17 in our letter dated February 4, 2010.  As requested, please tell us the exact point in time at which title to sold product transfers to the customer.  Please also tell us the exact point in time risk of loss passes to UPS.  We may have further comment.

Answer
The title to the sold merchandise transfers to the customer at the time of shipment as all sales are final.  This is stated under the terms and conditions posted on the website.

The risk of loss passes to UPS at the time of shipment.  So, when UPS comes to the warehouse and picks up the packages, the risk of loss transfers at that point in time.

PART II
Undertakings, page II-2

10)
We note your response to comment 20 in our letter dated February 4, 2010.  Please delete the reference to small business issuers in paragraph (4) to conform to the language in Item 512 of Regulation S-K.

Answer
We have revised paragraph (4) in, Undertakings, and replaced ‘small business issuers’ with ‘registrant’ to conform to the language in Item 512 of Regulation S-K.

Exhibits

11)	We note your response to comment 22 in our letter dated February 4, 2010. Please refile your legal opinion as Exhibit 5.

Answer
We have refiled our legal opinion as Exhibit 5.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Charles C. Herlocher II
Charles C. Herlocher II
President